UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-37773

Merus N.V.

(Translation of registrant’s name into English)

Yalelaan 62

3584 CM Utrecht, The Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 19, 2019, Merus N.V. (the “Company”) issued a press release (the “Press Release”) announcing the Company’s financial results for the three and six months ended June 30, 2019.

The unaudited financial statements of the Company as of and for the three and six months ended June 30, 2019 are furnished herewith as Exhibit 1 to this Report on Form 6-K and the Press Release is furnished herewith as Exhibit 2 to this Report on Form 6-K.

Exhibit 1 and Exhibits 101.INS, 101.SCH, 101.CAL, 101.LAB, 101.PRE and 101.DEF to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-218432) and Registration Statements on Form S-8 (File Nos. 333-230708 and 333-211497).

EXHIBIT INDEX

Exhibit No.	Description

1	Unaudited financial statements for Merus N.V. as of and for the three and six months ended June 30, 2019.

2	Press Release of Merus N.V., announcing the Company’s unaudited consolidated financial results for the three and six months ended June 30, 2019, dated August 19, 2019.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: August 19, 2019	By:	/s/ Ton Logtenberg
		Name:	Ton Logtenberg
		Title:	President, Chief Executive Officer and Principal Financial Officer